Advisory: TransAlta to provide update on adoption of International Financial Reporting Standards

CALGARY, ALBERTA (March 10, 2011) - TransAlta Corporation (TSX:TA) (NYSE:TAC) will host an International Financial Reporting Standards (IFRS) information session and conference call on Thursday, March 24, 2011 beginning at 9:00 a.m. Mountain (11:00 a.m. Eastern). To assist in communicating the impact of the transition to IFRS, TransAlta will present its unaudited results for the year ended December 31, 2010 in accordance with IFRS. Presenters will be Brett Gellner, Chief Financial Officer, and Hume Kyle, Vice President Controller and Treasurer.

Please contact the conference operator five minutes prior to the call, noting “TransAlta Corporation” as the company and “Jess Nieukerk” as moderator.

Dial-in numbers:

For local Toronto participants – 1-416-340-2216
Toll-free North American participants – 1-866-226-1792

A link to the live webcast will be available via TransAlta’s website, www.transalta.com, under Web Casts in the Investor Relations section. If you are unable to participate in the call, the instant replay is accessible at 1-800-408-3053 with TransAlta pass code 6036427. A transcript of the broadcast will be posted on TransAlta’s website once it becomes available.

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. TransAlta maintains a low-to-moderate risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. TransAlta’s focus is to efficiently operate our biomass, geothermal, wind, hydro, natural gas and coal facilities in order to provide our customers with a reliable, low-cost source of power. For 100 years, TransAlta has been a responsible operator and a proud contributor to the communities where we work and live. TransAlta is recognized for its leadership on sustainability by the Dow Jones Sustainability North America Index, the FTSE4Good Index and the Jantzi Social Index. TransAlta is Canada’s largest investor-owned renewable energy provider.

For more information:

Media Inquiries: Bob Klager Director, Public Affairs Phone: (403) 267-7330 Email: robert_klager@transalta.com	Investor Inquiries: Jess Nieukerk Director, Investor Relations Phone: 1 800-387-3598 in Canada and U.S. Email: investor_relations@transalta.com